[uBid.com Holdings, Inc. Letterhead]

June 30, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE

H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	uBid.com Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 10, 2006
File No. 333-131733

Dear Mr. Owings:

We are writing in response to your letter dated June 6, 2006, regarding the Registration Statement on Form S-1 of uBid.com Holdings, Inc. (the “Company”), filed on February 10, 2006, as amended March 28, 2006 and May 19, 2006, File Number 333-131733 (the “Registration Statement”). To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

Consolidated Financial Statements as of December 31, 2005 and 2004

Note 16. Stock Warrants, page F-21

1.
We read your response to comment 4 in our letter dated May 4, 2006 and do not believe you have supported your position that your warrants are scoped out of SFAS 133 pursuant to the scope exception in paragraph 11(a) of SFAS 133. In particular, we are not convinced that the liquidated damages you will have to pay if you do not both obtain and retain effectiveness are merely compensation for the fair value differential between a registered and unregistered share. Rather, it appears that the liquidated damages may be penalties which call into question your ability to settle the warrant contracts in shares rather than cash. In this regard, we note that the warrant holders are entitled to be paid the liquidated damages even though you could subsequently get the shares registered and retain effectiveness. This type of liquidated damages provision is generally perceived to be a penalty. Moreover, we do not find compelling your argument that having maximum liquidated damages is less than the discount unregistered shares of your stock would require, as your assumption that sales of unregistered shares would require a 30% discount is currently unsupported. Accordingly, please either revise your financial statements to classify outstanding warrants as a SFAS 133 mark to market liability, or otherwise advise us as to why you continue to believe that classification of the warrants as equity is appropriate.

Notwithstanding the preceding, please revise your disclosures regarding the registration rights of your warrant holders and common shareholders to clarify that you are not only subject to liquidated damages until you obtain effectiveness, but that you could also be subject to additional liquidated damages in the event you fail to retain effectiveness and/or if your common stock is not listed or quoted or is suspended from trading for the periods outlined in the arrangement. Also disclose the maximum cash penalty associated with these registration rights.

RESPONSE: There are no provisions in our Securities Purchase Agreement (“SPA”) requiring cash settlement or providing for the option to cash settle the warrants. Therefore, along with the discussion below, we believe the warrant does not meet the definition of a derivative under SFAS 133 and meets the scope exception in paragraph 11. Per the SPA should an “Event” as defined in the Agreement occur (such as not obtaining or retaining effectiveness), then the occurrence of such Event and on every monthly anniversary thereof until the applicable Event is cured as partial relief for the damages suffered therefrom by the Investors, the Company shall pay to each Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the number of securities held by such investor as of the date of such Event, multiplied by the purchase price paid by such Investor.

We analyzed the maximum liquidated damages under the SPA to determine whether the liquidated damages we may be required to pay would question our ability to settle the warrant contracts in shares. As such, we contracted an independent valuation firm to conduct a valuation to determine the difference in value between a registered and unregistered share. The outside firm performed a valuation analysis based on the components of the $4.50 unit.  This unit analysis results in an implied restricted stock price of $3.84 per share on the initial closing date of December 29, 2005. In order to determine the value of a registered share, the Company referred to the first trading date as a post merger Company of January 4, 2006. The closing price of those registered shares was $6.15 implying a 37.5% discount for unregistered shares. Moreover, the outside firm corroborated the resulting implied discount through a comparison of restricted stock studies, IPO studies, and a put option approach, which yielded a median discount of approximately 30%.

Under rule 144, the maximum period for which such penalties would be due is 24 months. Based on this, considering the grace period for filing the registration statement of 4 months, the Company would be obligated to pay a maximum 20% of the issuance price for failure to either register the shares and/or retain effectiveness. As the maximum liquidated damages were determined to be less than the discount on unregistered shares, we concluded that such liquidated damages were not onerous nor would they call into question our ability to settle the warrant contracts in shares.

We believe that the liquidated damages that would apply if the Company becomes delisted do not call into question the Company’s ability to settle the warrant contract in shares. EITF 00-19 does not directly address the issue of delisting clauses in securities purchase agreements, but does address the similar issue of failure to make timely filings with the SEC in paragraph 25. Paragraph 25 of EITF 00-19 says:

“Accordingly, if a contract permits share settlement but requires net-cash settlement in the event the Company does not make timely filings with the SEC, the contract must be classified as an asset or a liability.”

The Company’s security purchase agreement does not require net-cash settlement in the event the Company’s stock becomes delisted; rather, it requires payment of liquidation damages, in the same amount and for the same period that the Company would be required to pay for failure to timely file a registration statement. Should the Company become delisted, the Company has the choice and would choose to pay the liquidated damages, rather than settle the warrants in cash.

In addition, we have obtained a waiver, for the liquidated damages incurred, from our investors through July 31, 2006 reducing the maximum liquidated damages from 20% to 17%.

Based on the above, we believe equity classification for our warrants is proper.

We have revised our disclosure regarding registration rights to clarify that we are also subject to liquidated damages in the event we fail to maintain registration effectiveness and to disclose the maximum cash penalty as follows:

“In accordance with the Securities Purchase Agreement, the Company agreed to use its reasonable best efforts to prepare and file, within 45 days of the closing of the first private offering (December 29, 2005), a registration statement registering for resale the shares of common stock acquired by the investors in the private offerings, the shares of common stock underlying the warrants acquired by the investors, the shares of common stock retained by the Cape Coastal stockholders that have not already been registered, the shares issued to former uBid, Inc. stockholders in the merger, the shares of common stock underlying the warrants issued to the placement agents, and the shares of common stock underlying the warrants issued to the Note Holders. If the registration statement had not been filed within 45 days after the closing of the December 29, 2005 offering, we would have been required to pay each investor liquidated damages, in cash, absent waivers to the contrary, in the amount of 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. The registration statement was filed within the required time. If the registration statement is not declared effective by the SEC within 120 days of the closing of the December 2005 offering, we are required to pay each investor damages, in cash, absent waivers to the contrary, in the amount of the 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. In addition, the Company is required to use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of the date that all Registrable Securities covered by such Registration Statement have been sold or can be sold under Rule 144(k).

If an Investor is not permitted to sell Registrable Securities for any reason other than the fault of such Investor for five or more Trading Days whether or not consecutive, the Company would be required to pay liquidated damages for failing to maintain the effectiveness of the Registration Statement. The liquidated damage payments are due on a monthly basis until the applicable event of the default has been cured. Any such payments shall apply on a pro-rata basis for any portion of a month before an event of default is cured. Any late payments shall bear interest at a rate of 1.0% per month until paid in full. The maximum liquidated damages the Company would be required to pay is 20% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. Absent waivers to the contrary, the maximum penalty the Company would be required to pay is $11.7 million if the Company was in default for the entire 24 month period before Rule 144 would take effect.

In addition to the above changes we have revised the Liquidity and Capital Resources section on page 47 of the Form S-1 as follows:

Pursuant to registration rights related to many of the securities issued in the December 2005 and February 2006 transactions, the Company was required to register certain shares for resale within 120 days of the December 29, 2005 closing or incur liquidated damages, in cash, in the amount of 1.0% of the purchase price paid for such securities by the investors for each month until the registration statement is declared effective by the SEC. A registration statement on Form S-1 was filed within the required period, but was selected for review by the SEC, which has delayed the effectiveness of the registration statement. On April 28, 2006, the Company became obligated to pay $0.4 million for liquidated damages and will have to pay additional amounts for each month after April 28, 2006 that the registration statement is not declared effective. On June 30, 2006, the Company obtained an amendment to the securities purchase agreement and waiver of the liquidated damages that became due on April 28, 2006 through July 31, 2006.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 72

2.
We read your response to comment 5 in our letter dated May 4, 2006. We note that despite your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the amended report, you disclose that your restated financial statements are presented fairly, in all material respects in conformity with accounting principles generally accepted in the United States of America. Please revise to expand your disclosure to explain how management has concluded the financial statements are presented fairly, in all material respects given that the disclosure controls and procedures were not effective as of December 31, 2005.

RESPONSE: We have expanded the Section 9 disclosure as follows:

“As required by SEC Rule 13a-15(b) the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Vice President of Finance, of the effectiveness of the design operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. The Company’s disclosure controls and procedures were not effective as of December 31, 2005. As a result of the restatement, the Company re-evaluated its disclosure controls and procedures as of December 31, 2005 and determined they were effective except for the reporting of the related party debt extinguishment. Related party debt extinguishment arrangements are inherently complicated and are not considered normal recurring transactions. The restatement discussed above was the result of our entering into a complex financing transaction with closings on December 29, 2005 and February 6, 2006. We have not entered into any other such transactions since that date. We have taken additional steps to remediate the weakness concerning the accounting for complex transactions. We have increased the time allocated to review these types of transactions and intend to seek additional outside financial expertise to review these types of transactions we may enter into. In addition, we are in the process of hiring additional experienced staff, recruiting additional Board members with appropriate financial expertise, preparing for Sarbanes Oxley Section 404 requirements and have subscribed to CCH’s “Accounting Research Manager,” a recognized on line service in order to maintain up-to-date accounting guidance to enhance internal control over both financial reporting and disclosure requirements. Notwithstanding the reporting error that existed as of December 31, 2005, management has concluded based on additional review and discussions that the restated consolidated financial statements included in this Annual Report on Form 10-K/A present fairly, in all material respects, the financial position, results of operation and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.”

* * *

We believe our responses contained herein adequately address your questions. Please feel free to call me at (773) 272-4461 or our counsel, Tom Horenkamp at (312) 849-8184, if you require additional information or clarification of our responses.

Very truly yours, /s/ Robert H. Tomlinson, Jr. Robert H. Tomlinson, Jr. President and Chief Executive Officer

cc:	Scott Anderegg
bcc:	Robyn L. Manuel David Mittleman Anthony W. Watson Miguel A. Martinez, Jr. Louis W. Zehil